Exhibit 12.1
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Company		Predecessor
		November 1,
	For the six	2005 -	January 1, 2005
	months ended	December 31,	October 31,
	June 30, 2006	2005	2005	2004	2003	2002	2001
Income (loss) from continuing operations	$(3,684)	$(8,658)	$3,871	$8,104	$3,745	$(185)	$282

Deduct minority interests in consolidated subsidiary	(2,008)	(3,055)	—	—	—	—	—
Add (deduct) equity (earnings) loss on unconsolidated real estate partnerships	(5)	(3)	47	60	74	136	36
Minority interests in real estate partnership	53	—	—	—	—	—	—
Interest expense	5,784	1,512	8,275	9,067	11,422	15,707	14,508

Portion of rent expense representative of interest	29	10	48	58	58	58	58

Earnings, as defined	$169	$(10,194)	$12,241	$17,289	$15,299	$15,716	$14,884

Interest expense	$5,784	$1,512	$8,275	$9,067	$11,422	$15,707	$14,508

Portion of rent expense representative of interest	29	10	48	58	58	58	58
Capitalized interest	85	4	20	52	13	—	—

Fixed Charges	$5,898	$1,526	$8,343	$9,177	$11,493	$15,765	$14,566

Ratio of Earnings to Combined Fixed Charges	—	—	1.5	1.9	1.3	—	1.0

Deficiency	$5,729	$11,720	$—	$—	$—	$49	$—

II-2